December 14, 2005

Via U.S. Mail and Facsimile

Sylvain A. Allard
Chief Executive Officer
CHC Helicopter Corp.
4740 Agar Drive
Richmond, British Columbia
Canada V7B 1A3


RE:		CHC Helicopter Corp.
		Form 20-F for the fiscal year ended April 30, 2005 Form 6-K for the month of October 2005
		File No. 0-21756

Dear Mr. Allard:

      We have limited our review of your Form 20-F for the fiscal year ended April 30, 2005, and Form 6-K for the month of October 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of those forms. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note that on page 22 of your 20-F, you state that you currently have a representative or partner in Libya. We also note that in a 6-
K for the Month of October, 2005, filed October 19, 2005, you state that you entered into a one-year contract extension with ENI Iran for the provision of two helicopters to replace existing aircraft on contract. Additionally, a news report in Africa Energy Intelligence dated March 16, 2005, states that you entered into an agreement with
Greater Nile Petroleum Operating Company, a consortium that operates oil fields in Sudan, to provide two helicopters.

In light of the fact that Iran, Sudan and Libya have been identified by the U.S. State Department as state sponsors of terrorism; Iran and
Sudan are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control (OFAC); and Libya was subject to similar until September 21, 2004, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, Sudan and Libya. Address for us the materiality to you of your contacts with Iran, Sudan and Libya, and whether those contacts constitute, individually or in the aggregate, a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries designated as state sponsors of terrorism. Illinois, New Jersey and
Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Dartmouth College, and the University of California system have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance
Sylvain A. Allard
CHC Helicopter Corp.
December 14, 2005
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE